Exhibit 99.1

Kingsoft Cloud Announces New Management Appointment

BEIJING, CHINA, February 23, 2022 – Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced the appointment of Mr. Shouhu Wang as the President of Kingsoft Cloud, effective on February 18, 2022.

Mr. Shouhu Wang will serve as the Kingsoft Cloud’s President in charge of business segment of public service sector, while he will continue to be responsible for the overall operation and management of Camelot Information Systems Inc. (“Camelot”), which will deepen the comprehensive integration of Camelot with the Company and promote the overall deployment efficiency in enterprise cloud services of Kingsoft Cloud.

Mr. Shouhu Wang joined Camelot in 2016 and currently is responsible for its overall operation and management. Mr. Wang has over 27 years of experience and expertise in enterprise service management and corporate consulting. Prior to joining Camelot, he worked at International Business Machines Corporation (“IBM”) (NYSE: IBM) for more than 19 years. He joined IBM as an associate partner in 2002, and was promoted as a Vice President of IBM in 2011. During his employment at IBM, he successively served as an associate partner from 2002 to 2005, a partner from 2005 to 2011, a vice president based in Beijing from 2011 to 2014 and a vice president based in New York, the United States from 2014 to 2016. From 1997 to 2002, he successively served as a consultant, a senior consultant, a principal consultant, and a director at PriceWaterhouseCoopers before PwC Consulting merged with IBM in 2002. Mr. Wang received a bachelor’s degree in engineering from Huazhong University of Science and Technology in 1991 and a master’s degree in engineering from Beijing Institute of Technology in 1994.

Mr. Wang’s appointment marks another milestone and deepened integration of Camelot and Kingsoft Cloud. Leveraging on Camelot’s nationwide fulfillment centers, project execution capacities, and resources across major cities in China, we expect to improve deployment efficiency. With Camelot’s large and diversified customer base, we expect to benefit from more market opportunities to cross-sell our products and services. Camelot’s various industry-specific solutions will also directly enrich our solutions portfolio.

We warmly welcome Mr. Shouhu Wang to the Company and management team. We believe he will bring a great breadth of experience and expertise that will have a positive impact on various aspects within the Company. We look forward to working with Mr. Wang to drive the Company’s long-term development.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in

China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com